UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Gridsum Holding Inc.

(Name of Issuer)

Class B ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

398132100**

(CUSIP Number)

May 30, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This CUSIP number applies to the Issuer’s American depository shares, or ADSs, each representing one Class B ordinary share, par value US$0.001 per share, of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	398132100

1	Names of Reporting Persons Hammer Capital Private Investments Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,125,000(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,125,000(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,125,000(1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 10.5%(2)
12	Type of Reporting Person (See Instructions) CO

(1)   Number of shares is the number of Class B ordinary shares, par value US$0.001 per share (“Class B Ordinary Shares”), of Gridsum Holding Inc. (the “Issuer”) held by Hammer Capital Private Investments Limited.

(2)   This percentage is calculated based on 29,759,249 Class B Ordinary Shares of the Issuer outstanding as of March 31, 2019 (excluding 794,358 Class B Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 24, 2019.

SCHEDULE 13G

CUSIP No.	398132100

1	Names of Reporting Persons Tsang Ling Kay Rodney
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,125,000(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,125,000(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,125,000(1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 10.5%(2)
12	Type of Reporting Person (See Instructions) IN

(1)   Number of shares is the number of Class B Ordinary Shares of the Issuer held by Hammer Capital Private Investments Limited.

(2)   This percentage is calculated based on 29,759,249 Class B Ordinary Shares of the Issuer outstanding as of March 31, 2019 (excluding 794,358 Class B Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 24, 2019.

SCHEDULE 13G

CUSIP No.	398132100

1	Names of Reporting Persons Hammer Capital China Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,491,998(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,491,998(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,491,998(1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 10.5%(2)
12	Type of Reporting Person (See Instructions) CO

(1)   Number of shares is the number of Class B Ordinary Shares of the Issuer issuable upon the exercise of a warrant (the “Warrant”) held by Hammer Capital China Limited based on the initial maximum purchase amount under the Warrant. In the event that certain conditions specified in the Warrant are satisfied, the initial maximum purchase amount under the Warrant will be increased pursuant to the terms of the Warrant. This number does not include 97,083 Class B Ordinary Shares underlying the Warrant that are not issuable due to a “beneficial ownership limitation” included in the Warrant, which provides that the Warrant is only exercisable to the extent that the holder, together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, would not beneficially own more than 19.9% of the outstanding Class B Ordinary Shares of the Issuer after giving effect to such exercise, except that upon not less than 61 day’s prior notice from the holder to the Issuer, the holder may waive the beneficial ownership limitation.

(2)   This percentage is calculated based on (i) 29,759,249 Class B Ordinary Shares of the Issuer outstanding as of March 31, 2019 (excluding 794,358 Class B Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 24, 2019, plus (ii) 3,491,998 Class B Ordinary Shares issuable upon the exercise of the Warrant.

SCHEDULE 13G

CUSIP No.	398132100

1	Names of Reporting Persons Cheung Siu Fai
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 6,616,998(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,616,998(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,616,998(1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 19.9%(2)
12	Type of Reporting Person (See Instructions) IN

(1)   Number of shares is the number of Class B Ordinary Shares of the Issuer, which includes (i) 3,125,000 Class B Ordinary Shares held by Hammer Capital Private Investments Limited, and (ii) 3,491,998 Class B Ordinary Shares issuable upon the exercise of the Warrant held by Hammer Capital China Limited based on the initial maximum purchase amount under the Warrant. In the event that certain conditions specified in the Warrant are satisfied, the initial maximum purchase amount under the Warrant will be increased pursuant to the terms of the Warrant. This number does not include 97,083 Class B Ordinary Shares underlying the Warrant that are not issuable due to a “beneficial ownership limitation” included in the Warrant, which provides that the Warrant is only exercisable to the extent that the holder, together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, would not beneficially own more than 19.9% of the outstanding Class B Ordinary Shares of the Issuer after giving effect to such exercise, except that upon not less than 61 day’s prior notice from the holder to the Issuer, the holder may waive the beneficial ownership limitation.

(2)   This percentage is calculated based on (i) 29,759,249 Class B Ordinary Shares of the Issuer outstanding as of March 31, 2019 (excluding 794,358 Class B Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 24, 2019, plus (ii) 3,491,998 Class B Ordinary Shares issuable upon the exercise of the Warrant.

Item 1.
	(a)	Name of Issuer: Gridsum Holding Inc.
	(b)	Address of Issuer’s Principal Executive Offices: South Wing, High Technology Building No. 229 North 4th Ring Road Haidian District, Beijing 100083 People’s Republic of China

Item 2.
(a)

Name of Person Filing:

This Schedule 13G is filed by Hammer Capital Private Investments Limited (“HCPI”), a company organized under the laws of the British Virgin Islands, Tsang Ling Kay Rodney (“Mr. Tsang”), a citizen of the Hong Kong Special Administrative Region of China (“Hong Kong”), Hammer Capital China Limited (“HCC”), a company organized under the laws of Hong Kong and Cheung Siu Fai (“Mr. Cheung”, together with HCPI, Mr. Tsang and HCC, the “Reporting Persons”), a citizen of Hong Kong.

Each of Mr. Tsang and Mr. Cheung owns 50% of the outstanding voting shares of HCPI. HCC is wholly-owned by Mr. Cheung.

(b)

Address of Principal Business Office or, if none, Residence:

The principal business address of HCPI is Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands. The residential address of Mr. Tsang is Flat H, 20/F, Everwell Garden, 1 Sheung Hong Street, Ho Man Tin, Kowloon, Hong Kong. The principal business address of HCC is Room 1005, 10/F, Tower Two Lippo Centre, No. 89 Queensway, Hong Kong. The residential address of Mr. Cheung is Flat D, 10/F, Block 15, 8 Sceneway Road, Sceneway Garden, Lam Tin, Hong Kong.

	(c)	Citizenship: See Item 2(a)
	(d)	Title of Class of Securities: Class B ordinary shares, par value US$0.001 per share, of the Issuer
	(e)	CUSIP No.: 398132100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act;
	(b)	☐	Bank as defined in section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____

Item 4.	Ownership.
(a) See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Class B Ordinary Shares that are beneficially owned by each Reporting Person as of May 30, 2019.
(b) See Item 11 of the cover pages to this Schedule 13G for the percentage of Class B Ordinary Shares that are beneficially owned by each Reporting Person as of May 30, 2019.
(c)

See Items 5 through 8 of the cover pages to this Schedule 13G for the number of Class B Ordinary Shares that are beneficially owned by each Reporting Person as of May 30, 2019 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2019

Hammer Capital Private Investments Limited

By:	/s/ Cheung Siu Fai
Cheung Siu Fai
Director

Tsang Ling Kay Rodney

/s/ Tsang Ling Kay Rodney

Hammer Capital China Limited

By:	/s/ Cheung Siu Fai
Cheung Siu Fai
Director

Cheung Siu Fai

/s/ Cheung Siu Fai

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated June 4, 2019 by and among Hammer Capital Private Investments Limited, Tsang Ling Kay Rodney, Hammer Capital China Limited and Cheung Siu Fai.